# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STURM RUGER & CO INC, CIK 0000095029
CUSIP: 864159108
Title of class of securities: Common Stock, $1.00 par value per share
Address of issuer's principal executive offices: 700 S AYERSVILLE ROAD, MAYODAN, North Carolina (NC), 27027
Date of event which requires filing of this statement: 10/19/2026
Amends the filing with accession number 0001213900-26-020593
Filed by CIK 0002086731
Persons authorized to receive notices and communications: Robert Eckert, Beretta Holding S.A., 9 rue Sainte Zithe, Luxembourg, Luxembourg (N4), L-2763, 352 691 325 028

## Reporting persons
- Beretta Holding S.A. (CIK 0002086731): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 3,987,184; shared voting power 0; sole dispositive power 3,987,184; shared dispositive power 0; aggregate amount beneficially owned 3,987,184 (25% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 par value per share
Name of issuer: STURM RUGER & CO INC
Address of issuer's principal executive offices: 700 S AYERSVILLE ROAD, MAYODAN, North Carolina (NC), 27027
Comment: This Amendment No. 8 to the Schedule 13D ("Amendment No. 8") is being filed on behalf of the undersigned, Beretta Holding S.A. (the "Reporting Person"), to amend the Schedule 13D filed by the Reporting Person with the SEC on September 22, 2025, the first amendment to the Schedule 13D filed by the Reporting Person with the SEC on October 2, 2025, the second amendment to the Schedule 13D filed by the Reporting Person with the SEC on December 1, 2025, the third amendment to the Schedule 13D filed by the Reporting Person with the SEC on February 26, 2026, the fourth amendment to the Schedule 13D filed by the Reporting Person with the SEC on March 25, 2026, the fifth amendment to the Schedule 13D filed by the Reporting Person with the SEC on March 31, 2026, the sixth amendment to the Schedule 13D filed by the Reporting Person with the SEC on May 4, 2026 and the seventh amendment to the Schedule 13D filed by the Reporting Person with the SEC on September 17, 2026 (collectively, as amended, the "Schedule 13D"). Except as specifically amended and supplemented by this Amendment No. 8, the information previously reported in the Schedule 13D remains unchanged. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended to add the following:

On October 19, 2026, the Reporting Person accepted for purchase in accordance with the terms of the Tender Offer (as defined in Amendment No. 7 to the Schedule 13D) 2,400,184 Shares that were validly tendered and not validly withdrawn prior to the expiration of the Tender Offer at one minute after 11:59 p.m., New York City time, on October 15, 2026 (the "Expiration Time"). Payment for such Shares will be made promptly, in accordance with the terms of the Tender Offer, for an aggregate purchase price of approximately $107,528,243, to be paid with working capital of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

As previously disclosed in Amendment No. 7 to the Schedule 13D, on September 17, 2026, the Reporting Person commenced the Tender Offer to acquire 2,400,184 Shares at a price per Share of $44.80.

At the Expiration Time, 6,094,325 Shares were validly tendered and not validly withdrawn pursuant to the Tender Offer. Because the Tender Offer was oversubscribed, the Reporting Person has accepted for purchase, on a pro rata basis, in accordance with the terms of the Tender Offer, 2,400,184 Shares that were validly tendered and not validly withdrawn prior to the Expiration Time, representing 15.02% of the issued and outstanding Shares as of September 17, 2026. Payment for such Shares will be made promptly, in accordance with the terms of the Tender Offer.

The proration factor, based on information reported by Computershare Trust Company, N.A., which is acting as the depositary, is approximately 39.4% of the Shares validly tendered and not validly withdrawn pursuant to the Tender Offer.

After giving effect to the Tender Offer, the Reporting Person beneficially owns approximately 25.0% of the issued and outstanding Shares as of September 17, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The percentages used in this Schedule 13D are based upon 15,978,256 shares of Common Stock outstanding as of September 17, 2026, as reported in the Issuer's Schedule 14D-9 filed with the SEC on September 28, 2026.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the Common Stock beneficially owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Since the filing of Amendment No. 7, the Reporting Person acquired 2,400,184 Shares pursuant to the Tender Offer (as described in Item 4).

## Signatures
- Beretta Holding S.A.: /s/ Robert Eckert, Robert Eckert, General Manager of Beretta Holding S.A. (10/20/2026)